

SECUR 10035136 SSION



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48226

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chestnut Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center
(No. and Street)

Boston	Massachusetts	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert A. Holman, III — 617-832-8600 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiCicco, Gulman & Company LLP
(Name – *if individual, state last, first, middle name*)

150 Presidential Way	Woburn	Massachusetts	01801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Albert A. Holman, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chestnut Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SHERYL LYNNE THIBOUTOT
Notary Public
Commonwealth of Massachusetts
My Commission Expires Jul 30, 2010

DiCicco, Gulman & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS
Professional Excellence On A Personal Level℠

Independent Auditors' Report

Board of Directors
Chestnut Securities, Inc.

We have audited the accompanying statement of financial condition of Chestnut Securities, Inc. as of December 31, 2009, and the related statements of loss, cash flows, and changes in shareholder's equity, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chestnut Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DiCicco, Gulman & Company LLP

February 22, 2010

150 PRESIDENTIAL WAY, SUITE 510 WOBURN, MA 01801 | TEL 781.937.5300 FAX 781.937.5100 | WWW.DGCCPA.COM

CHESTNUT SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	183,517
Prepaid expenses		7,338
Total assets	$	190,855

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	-
Shareholder's equity:		
Common stock, no par; 1,000 shares authorized; 380 shares issued and outstanding		102
Additional paid-in capital		301,000
Accumulated deficit		(110,247)
Total shareholder's equity		190,855
Total liabilities and shareholder's equity	$	190,855

The accompanying notes are an integral part of the financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF LOSS

FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:	
Investment banking fees	$ 200,258
Investment income	3,293
Total revenues	203,551
Expenses:	
Administrative	303,100
Interest expense	1,645
Legal and accounting	6,405
Regulatory fees and other expenses	15,351
Taxes, other	423
Total expenses	326,924
Net loss	$ (123,373)

The accompanying notes are an integral part of the financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Net loss	$ (123,373)
Adjustments to reconcile net loss to net cash used in operating activities:	
Interest accretion on marketable securities	(2,543)
Change in operating assets and liabilities:	
Prepaid expenses	6,162
Accounts payable and accrued expenses	(1,071)
Accrued state income taxes	(194,900)
Total adjustments	(192,352)
Net cash used in operating activities	(315,725)
Cash flows from investing activities:	
Proceeds upon maturity of marketable securities	999,900
Net cash provided by investing activities	999,900
Cash flows from financing activities:	
Distributions to shareholder	(550,000)
Net cash used in financing activities	(550,000)
Net increase in cash and cash equivalents	134,175
Cash and cash equivalents, beginning of year	49,342
Cash and cash equivalents, end of year	$ 183,517

The accompanying notes are an integral part of the financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	Comprehensive Loss	Common Stock Number of Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Shareholder's Equity
Balance, January 1, 2009		380	$ 102	$ 301,000	$ 563,126	$ 2,543	$ 866,771
Comprehensive loss:							
Net loss	$ (123,373)	-	-	-	(123,373)	-	(123,373)
Other comprehensive loss: Reclassification adjustment	(2,543)	-	-	-	-	(2,543)	(2,543)
Total comprehensive loss	$ (125,916)						
Distributions		-	-	-	(550,000)	-	(550,000)
Balance, December 31, 2009		380	$ 102	$ 301,000	$ (110,247)	$ -	$ 190,855

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Nature of Business

Chestnut Securities, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company does not carry security accounts for customers or perform custodial functions related to customer securities. The Company engages in investment banking activities, including the structuring and arranging for financing of venture capital transactions. The Company also provides oversight and analysis functions for client investment accounts held at other firms for which the Company may or may not have discretionary trading authorization. A related organization, Chestnut Partners, Inc., ("CPI") provides financial consulting services and general investment banking advice, including acting as a financial advisor, for merger and acquisition assignments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains cash in demand deposit accounts with federally insured banks. At times, the balances in these accounts may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk related to cash.

The Company has defined cash equivalents as money market funds and highly liquid investments, with original maturities of three months or less, that are not held for sale in the ordinary course of business. Cash equivalents may include investments which are not insured or otherwise guaranteed by the U.S. Government.

Marketable Securities

Management classifies marketable securities as "available-for-sale", and are carried in the financial statements at fair value. The fair values of investments for which exchange quotations are readily available are valued at the last sales price, or if no current sales price exists, at the closing bid price. Securities for which exchange quotations are not readily available are valued using dealer-supplied valuations or at their fair value as determined in good faith under consistently applied procedures established by and under the general supervision of the Company's management.

Realized gains and losses on the disposition of securities and declines in value, judged to be other than temporary, are determined using the specific identification method and included in earnings in the statement of income.

Note 1 - Summary of Significant Accounting Policies (Continued)

Marketable Securities (Continued)

Unrealized gains and losses on "available for sale" marketable securities are reported as a separate component of comprehensive income (loss) in the statement of changes in shareholder's equity and as a separate component of shareholder's equity on the balance sheet. Gains or losses realized on the disposition of marketable securities, which had been reported as unrealized in a prior year, are reflected in other comprehensive income (loss) as a reclassification adjustment.

Fair Value of Financial Instruments

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. A fair value hierarchy is established that prioritizes valuation inputs based on the observable nature of those inputs. The hierarchy defines three levels of valuation inputs:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities:

Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability:

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Revenue Recognition

The Company derives all of its revenues from the performance of investment banking services. Investment banking services include underwriting counseling, securities distribution, placement of securities and post placement consulting services. The Company also derives revenue from the oversight and analysis functions for client investment accounts held at other firms. The Company enters into contracts with clients for periods usually lasting one year or less. Revenue is recognized when fixed or determinable under the contract terms, the services are provided, and collection is reasonably assured.

Income Taxes

The Company, with the consent of its shareholder, has elected to be taxed as an S Corporation and, as a result, its shareholder includes the income or loss of the Company in their individual income tax return. Accordingly, no provision for income taxes is included in the financial statements. Income taxes may be provided for state income tax purposes when certain revenue thresholds are achieved.

Note 1 - Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

Effective January 1, 2009, the Company was required to adopt a new accounting standard which prescribes the threshold a tax position is required to meet before being recognized in the financial statements. For purposes of this new standard, the pass-through status of the entity at the federal and state level is considered a tax position. An additional liability for uncertain tax positions ("UTPs") is recognized and recorded as a component of current income tax expense for differences between financial and income tax reporting positions which do not meet this threshold. Any interest and penalties related to UTPs are recorded as a component of income tax expense. The Company has reviewed its income tax filings that remain subject to examination by tax authorities, and has not identified any material UTPs and thus has not recorded any additional liability at December 31, 2009. Consequently, the implementation of this new standard did not have a material impact on the Company's financial position, cash flows, or results of operations.

The Company files income tax returns in federal and state jurisdictions. The Company's income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is susceptible to varying interpretations, amounts reported could be changed at a later date upon final determination by taxing authorities. The Company is no longer subject to examinations by tax authorities for years prior to 2006. Currently, there are no income tax audits in process.

Subsequent Events

The Company has evaluated subsequent events through February 22, 2010, the date the financial statements were approved and authorized for issuance by management, and determined that there have been subsequent events that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Note 2 - Marketable Securities and Fair Value Information

Unrealized gains on marketable securities consist of:

Net unrealized gains, beginning of year	$ 2,543
Net unrealized gains related to securities sold during the year	(2,543)
Net unrealized gains at year end	$ -

Realized gains of $2,543 have been included in investment income for the year ended December 31, 2009.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500 percent. At December 31, 2009 the Company had net capital of $183,518, which was $178,518 in excess of its net capital required of $5,000.

Note 4 - Related Party Transactions

Revenue

In 2009, the Company provided financial consulting to one legal entity in which the shareholder has a financial interest. Revenues include $53,156 for providing such services.

Administrative Expenses

The Company has an agreement with an entity under common control (the "Affiliate") whereby the Affiliate has agreed to fund certain administrative expenses of the Company. Under the agreement, which is renewable annually, the Company reimburses the Affiliate for its share of the administrative expenses funded on its behalf. In 2009, the Company reimbursed the Affiliate for administrative expenses incurred in the amount of $300,000.

Note 5 - Supplemental Cash Flow Information

Cash paid for interest and state income taxes was $1,645 and $195,323, respectively, for the year ended December 31, 2009. Short term loans from shareholder with an original maturity of less than three months have been netted in the statement of cash flows. During 2009, $200,000 was loaned from the shareholder to the Company, and repaid to the shareholder within 45 days.



SUPPLEMENTARY INFORMATION

SCHEDULE I

CHESTNUT SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2009

Net capital	
Total shareholder's equity qualified for net capital	$ 190,855
Deductions and/or charges:	
Non-allowable assets	
Prepaid expenses	(7,338)
Net capital	$ 183,517
Aggregate indebtedness	$ -
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Percentage of aggregate indebtedness to net capital	0%
Computation of excess net capital	
Net capital	$ 183,517
Minimum net capital required	(5,000)
Excess net capital	$ 178,517
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 183,517
Net audit adjustments	-
Net capital per above	$ 183,517

No material differences exist between the Audited Computation of Net Capital and the Net Capital reported in the Company's Part II FOCUS report at December 31, 2009.

SCHEDULE II

CHESTNUT SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2009

The Company claims exemption to the Reserve Requirement Rule under the provision of Rule 15c3-3(k).

DG & Company
DICICCO, GULMAN & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS
*Professional Excellence On A Personal Level*SM

EXHIBIT A

Report of Independent Auditors on Internal Control
Required By SEC Rule 17a-5

Board of Directors
Chestnut Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Chestnut Securities, Inc., (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from

150 PRESIDENTIAL WAY, SUITE 510 WOBURN, MA 01801 | TEL 781.937.5300 FAX 781.937.5100 | WWW.DGCCPA.COM

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purposes described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DiCicco, Gulman & Company LLP

February 22, 2010

CHESTNUT SECURITIES, INC.
SEC FILE NO.: 8-48226

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2009

INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL

FILED IN ACCORDANCE WITH RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

CHESTNUT SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009

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